Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main202.618.5000 Fax202.217.2554 Main212.407.4000 Fax212.407.4990

February 14, 2024

United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549 Attn: Claudia Rios and Karina Dorin

Re: Smart Logistics Global Limited

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted December 15, 2023

CIK No. 0001987189

Dear Ms. Rios and Ms. Dorin:

On behalf of our client, Smart Logistics Global Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated January 5, 2024 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Amendment No. 1”).  Contemporaneously, we are filing an amendment No. 2 to DRS via Edgar (the “Amendment No. 2”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 2, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

We have also attached as an annex to this response letter the corrected English translation of the “Road Freight Logistics Volume in December 2022” table which is the source document cited in footnote No. 1 on page 53 of the Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.We note you have removed disclosure related to how cash is transferred through your organization. Please revise your disclosure here to provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable.

Response: The Company has revised the disclosure on the prospectus cover page in response to the Staff’s comments.

2.We note your revised disclosure in response to prior comment 5. Please clarify that the PRC government may intervene or influence your or your Hong Kong subsidiary's operations at any time.

Response: The Company has revised the disclosure on the prospectus cover page to clarify that the PRC government may intervene or influence the Group’s or the Company’s Hong Kong subsidiary’s operations at any time.

Prospectus Summary

Overview, page 1

3.We note your response to comment 8 and reissue in part. On page 3 and 41, you indicate that "... In the ordinary course of our business, funds are transferred among our PRC subsidiaries for working capital purposes..." Please specifically disclose cash flows that have occurred between PRC subsidiaries, other subsidiaries and Holding Company for working capital purposes during the periods presented.

Response: The Company has revised the disclosure on the prospectus cover page and in the prospectus summary under “Transfers of cash between SLG Cayman and our subsidiaries” in response to the Staff’s comments.

Summary of Risk Factors, page 3

4.We note you included an additional cross reference in your summary of risk factors in response to prior comment 9 and reissue the comment. Please expand your summary of risk factors to disclose the risks that your corporate structure and being based in or having the majority of the Company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company has expanded certain disclosure and added cross references to other risk factors including the following risk factors to address the Staff’s comments:

•“The PRC government may intervene or influence our operations in China (including Hong Kong) at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale in this offering”;

•“Changes in the policies, regulations and rules, and the enforcement of laws of the PRC government may be implemented quickly with little advance notice and could have a significant impact upon our subsidiaries’ ability to operate profitably in the PRC. The PRC legal system also embodies uncertainties, which could limit law enforcement availability. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain”.

5.We note your response to prior comment 10 and reissue it in part. Please revise your disclosure here to disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Please also state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company has added the disclosure under “Permission or Approval Required from PRC Authorities for the Group’s Business Operations” in the prospectus summary in response to the Staff’s comments.

In addition, please include a separate header on page 6 for the disclosure regarding the CSRC approval process.

Response: On January 2, 2024, the Company has received the notification from CSRC of its completion of the required filing procedures and has thus completed the filing requirements prior to overseas listings under the Trial Measures. The Company has added a separate header of “CSRC Approval Required for This Offering” on page 6 of Amendment No. 2 for the disclosure regarding the CSRC approval process.

Risk Factors

Risks Related to Doing in Business in China

The PRC government may intervene or influence our operations in China (including Hong

Kong) at any time..., page 17

6.We note your revised disclosure in response to prior comment 14. Please expand your disclosure to describe any material impact that control by the Chinese government has or may have on your business or on the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company has revised the disclosure on page 17 of Amendment No. 2 in response to the Staff’s comments.

Business, page 70

7.We note your response to prior comment 28 and reissue it in part. Please revise your graphic on page 85, including small print, so that the graphic is legible.

Response: The Company has updated the graphic on page 85 of Amendment No. 2 in response to the Staff’s comments.

Payment and Engagement of Truckers, page 87

8.We note your response to prior comment 17 and reissue it in part. With respect to the two loan agreements with your suppliers, please provide additional analysis as to why the loans are not material in significance pursuant to Item 601(b)(10)(i)(A) of Regulation S-K.

Response: The Company has filed the two loan agreements with its suppliers as exhibits 10.3 and 10.4 to Amendment No. 2.

Management

Director and Executive Officer Compensation Table, page 98

9.Please update your executive compensation disclosure to reflect the fiscal year ended December 31, 2023. For guidance, refer to Item 6.B of Form 20-F.

Response: The Company has updated the disclosure on page 98 of Amendment No. 2 in response to the Staff’s comments.

Related Party Transactions, page 100

10.Please revise your disclosure to reflect your response to prior comment 30.

Response: The Company has revised the disclosure on page100 of Amendment No. 2 in response to the Staff’s comments.

Financial Statements

2. Summary of Significant Accounting Policies

Revenue recognition, page F-12

11.We note your disclosure that the customer can only obtain benefits when the goods are delivered to the destination and revenue is recognized at the point in time when delivery of goods is made and customer has accepted delivery. It appears that transportation services will likely meet the criteria for revenue recognition over time as the customer simultaneously receives and consumes the benefit as the entity performs. The customer benefits from the entity’s performance as it occurs if another entity would not need to substantially re-perform the entity’s performance (for example, distance already travelled) to date. An entity should disregard any contractual provisions that restrict an entity from transferring its obligations to another entity. Tell us in detail how you considered and evaluated ASC 606-10-55-6 and concluded that recognition of revenue over time is not appropriate. Refer to Basis for Conclusions of ASU 2014-09 – BC 126 for additional guidance. Provide us with specific accounting literature that supports your accounting position. Revise your disclosures as necessary.

Response: The Company respectfully acknowledged the Basis for Conclusion of ASU 2014-19 – BC 126 (the “Guideline”) as its additional guideline and reference. Relating to this matter, the Company hereby provides the following analysis:

Based on ASC 606-10-25-27, an entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs.

To identify whether a customer simultaneously receives and consumes the benefits from the entity’s performance as the entity performs, ASC 606-10-55-6 notes that an entity’s customer receives benefit as the entity performs if another entity would not need to substantially reperform the work that the entity has completed to date to fulfill the remaining performance obligation. In making this assessment, an entity should disregard any contractual or practical limitations since the objective of the criterion in ASC 606-10-25-27(a) is to determine whether control of the goods or services has already been transferred to the customer.

The Company enters into contracts with customers to transport goods from location A to location B based on customers’ orders. The Company would not be entitled to any consideration until the transportation service is completed and confirmed by the acceptance of the customer or consignee as specified in the contract. It would also be difficult to unload and reload the goods to a different carrier in the middle of the way for the nature of the goods transported, and it would be impossible to change to another carrier without incurring significant additional cost to the customer. However, if disregard all these contractual or practical limitations as required by ASC 606-10-55-6, the Company agrees that the customer simultaneously receives and consumes the benefits provided by the Company as it carries out the transportation service, because another entity would not need to reperform the transportation service that the Company has completed to date in terms of distance transported. The transportation service provided by the Company generally could be fulfilled within one day to three days. As of December 31, 2021 and 2022, the amount of the contracts for the last three days of the year that were still in transit was approximately RMB 167,000 and RMB 67,000, respectively, while the total revenue for the years ended December 31, 2021 and 2022 was RMB 818.8 million and RMB 798.7 million. The Company believes that the contracts still in transit at period end are immaterial, and the Company recognizes transportation service revenue upon satisfaction of the performance obligation.

The Company have revised the disclosure on page F-12 of the amended draft registration statement to clarify its revenue recognition policy.

Please call me at 202-524-8470 if you would like additional information with respect to any of the foregoing.  Thank you.

Sincerely,

/s/ Jane Tam

Jane Tam
Senior Counsel

cc: Hue Kwok Chiu, Chief Executive Officer of Smart Logistics Global Limited

AnnexRoad Freight Logistics Volume in December 2022

Road Freight Logistics Volume

Unit of measure: 10,000 tons, 10,000 ton-

kilometers

	Freight Volume			Cargo Turnover
	Since beginning of the year		Year-on-year Growth Rate (%)	Since beginning of the year		Year-on-year Growth Rate (%)
	Accumulated	Current month		Accumulated	Current month
Total	3 711 928	319 549	-5.5	689 580 375	60 348 999	-1.2
Beijing	18 549	1 277	-19.6	2 254 273	158 191	-17.9
Tianjin	30 382	2 493	-12.0	6 048 695	513 679	-10.1
Hebei	196 727	15 443	-13.4	78 903 412	6 424 423	-8.8
Shanxi	107 024	9 284	-6.7	31 642 533	2 788 179	-1.9
Inner Mongolia	126 709	11 567	-4.6	21 409 584	1 906 944	-3.5
Liaoning	139 403	11 210	-8.6	27 775 287	2 237 699	2.1
Jilin	40 813	3 199	-14.4	12 766 790	978 662	-16.2
Heilongjiang	38 616	3 030	-8.2	8 460 928	681 496	3.7
Shanghai	44 846	4 210	-15.2	8 444 224	768 888	-18.6
Jiangsu	159 936	14 951	-14.3	32 076 348	3 155 008	-13.0
Zhejiang	205 935	18 293	-3.6	26 503 773	2 401 975	0.5
Anhui	245 982	20 933	-5.0	36 959 840	3 119 018	-0.9
Fujian	106 939	9 364	-3.5	12 606 156	1 086 841	2.2
Jiangxi	178 366	15 493	-1.5	40 864 159	3 604 533	3.2
Shandong	276 906	20 654	-4.9	79 126 306	6 121 701	5.3
Henan	230 055	21 470	1.6	77 161 860	7 687 712	9.8
Hubei	144 979	13 722	-10.1	20 587 595	1 983 692	-6.3
Hunan	186 123	17 578	-6.2	14 650 176	1 407 108	0.3
Guangdong	242 474	21 888	-9.4	27 103 305	2 459 458	-9.1
Guangxi	163 219	14 849	-3.4	18 856 269	1 809 865	0.7
Hainan	6 844	569	-10.0	395 164	33 379	-11.6
Chongqing	111 915	9 929	-7.6	10 633 002	972 976	-8.0
Sichuan	172 329	14 917	0.6	18 579 935	1 670 766	3.8
Guizhou	87 870	7 144	-1.4	7 229 091	561 564	-0.5
Yunnan	139 217	11 018	7.8	14 633 799	992 816	6.2
Tibet	3 934	335	-12.6	1 027 973	97 777	-13.6
Shaanxi	121 188	9 610	-1.2	18 710 228	1 551 274	2.9
Gansu	64 084	4 564	–	16 903 278	1 666 913	–
Qinghai	14 874	1 320	5.6	1 752 590	165 308	9.2
Ningxia	38 463	3 231	2.6	5 977 895	500 715	3.5
Xinjiang	67 225	6 005	–	9 535 906	840 441	–
Including: Corps	13 725	1 417	–	2 041 194	179 955	–

Note: This year's road freight logistics volume includes data from the Xinjiang Production and Construction Corps; The implementation of a greater intensity of highway differential toll policy in Gansu Province significantly impaired the operating mode of freight logistics in the province. The national growth rate is calculated in comparable term.